UNITED STATES OF AMERICA

        BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C.


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          In the Matter of                   CERTIFICATE PURSUANT
                                                      TO
                                                    RULE 24
     SYSTEM ENERGY RESOURCES, INC.

          File No. 70-7604

 (Public Utility Holding Company Act of 1935)
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           This is to certify, pursuant to Rule 24 under the
Public Utility Holding Company Act of 1935, as amended, that certain of the transactions proposed by System Energy Resources, Inc. ("SERI") in its Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the orders of the Securities and Exchange Commission with respect thereto dated February 21, 1989, February 23, 1989, July 7, 1989, January 24, 1996 and
August 22, 2000.

           On November 30, 2000, SERI executed a Consent consenting to the execution by River Fuel Funding Company #3, Inc. ("RFFC") of a Credit Agreement, dated as of November 30, 2000 (the "Credit Agreement"), among RFFC, The Bank of New York, as Administrative Agent, and the various Lenders parties thereto. SERI also executed Supplemental Instructions to United States Trust Company of New York, as Trustee ("Trustee"), under the Trust Agreement, dated as of February 22, 1989, among Morgan Guaranty Trust Company of New York, as Trustor, the Trustee and SERI, as beneficiary, authorizing the Trustee to cause RFFC to enter into the Credit Agreement.

           Attached hereto and incorporated by reference are the constituent documents to the transaction in definitive form.


          Exhibit B-1(e) -  Consent pursuant to Fuel Lease

          Exhibit B-2(e) -  Supplemental Instructions pursuant
                            to Trust Agreement.

          Exhibit B-4(e) -  Credit Agreement

           Defined terms used herein and not otherwise defined herein have the meanings ascribed to such terms in the Application.

            IN   WITNESS  WHEREOF,  SERI  has  caused   this
certificate to be executed this 30th day of November, 2000.

                                 SYSTEM ENERGY RESOURCES, INC.


                                 By:    /s/ Steven C. McNeal
                                         Steven C. McNeal
                                   Vice President and Treasurer